Filed pursuant to Rule 424(b)(3)
Registration No. 333-137093
PROSPECTUS SUPPLEMENT NO. 1 DATED JANUARY 22, 2007
(to prospectus dated December 22, 2006)
VECTOR GROUP LTD.
3 7/8% Variable Interest Senior Convertible Debentures due June 15, 2026
and
Common Stock Issuable upon Conversion of the Debentures

     This prospectus supplement supplements the prospectus dated December 22, 2006 of Vector Group Ltd. relating to the sale by certain of our securityholders (and their transferees, pledgees, donees and successors) of our 3 7/8% Variable Interest Senior Convertible Debentures due June 15, 2026 and the common stock issuable upon conversion of the debentures. You should read this prospectus supplement in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supercedes the information contained in the prospectus.
     The table of selling securityholders contained on pages 65 to 70 of the prospectus is hereby amended to add the following additional selling securityholders.

				Number of Shares
			Number of Shares of	of Common Stock
	Principal Amount		Common Stock	that May Be Sold	Number of Shares of
	of Debentures	Percentage of	Beneficially Owned	Pursuant To This	Common Stock	Percentage of
	Beneficially Owned	Debentures	Before This	Prospectus	Beneficially Owned	Common Stock
Name	that May Be Sold	Outstanding	Offering	(1)	After this Offering	Outstanding (2)
GPC LX, LLC (3)	$1,000,000	*	0	48,829	0	*

*	Less than 1%.

(1)	Assumes conversion of all of the securityholders’ debentures at a conversion price of $20.48 per share of common stock. The conversion price is subject to adjustment as described under “Description of Debentures-Conversion Rights” and, as a result, the amount of common stock issuable upon conversion of the debentures may increase or decrease in the future.

(2)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act using shares of common stock outstanding as of January 19, 2007. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular securityholder’s debentures. We did not assume, however, the conversion of any other securityholder’s debentures.

(3)	GPC LX, LLC is a Delaware limited liability company. The limited liability company manager of GPC LX, LLC is Guggenheim Advisors, LLC (“GA”). GA is wholly owned by Guggenheim Alternative Asset Management, LLC (“GAAM”). The Governor and Company of the Bank of Ireland, through its subsidiaries, owns a majority of the limited liability company membership interests in GAAM. The investment manager of GPC LX, LLC is Wolverine Asset Management, LLC (“WAM”). Christopher Gust is the portfolio manager that oversees the investment of the assets of GPC LX, LLC on behalf of WAM. The Governor and Company of the Bank of Ireland, through its subsidiaries, owns a majority of IAM Capital Corporation (“IAM”). IAM is a broker/dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers Regulation, Inc. IAM was organized for the limited purpose of offering investments in limited partnerships to which IAM’s parent, Iridian Asset Management LLC, acts as the investment advisor. GPC LX, LLC has informed us that (i) it purchased the securities in the ordinary course of business, and (ii) at the time of purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

     Investing in the debentures and our common stock involves risks, which are described under “Risk Factors” beginning on page 13 of the prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is January 22, 2007.